Exhibit 99.48

CORPORATE ACCESS NUMBER: 206225625

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

DISCONTINUANCE

SILVER WHEATON CORP.

CONTINUED FROM ALBERTA TO ONTARIO ON 2004/12/17.

"SEAL" REGISTRAR OF CORPORATIONS